UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number       002-39458
Erie Family Life Insurance Company

(Exact name of registrant as specified in its charter)

100 Erie Insurance Place, Erie, Pennsylvania, 16530	Telephone: (814) 870-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.40 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:    -2-
     Effective May 31, 2006, Registrant was acquired by Erie Indemnity Company and Erie Insuance Exchange pursuant to a merger whereby Erie Acquisition Inc., which was owned by Erie Indemnity Company and Erie Insuance Exchange, merged with and into Registrant. Accordingly, as of the date hereof, there are two holders of record of Common Stock of Registrant.
     Pursuant to the requirements of the Securities Exchange Act of 1934 Erie Family Life Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Erie Family Life Insurance Company, as successor issuer

Date: June 1, 2006	By:	/s/ Jeffrey A. Ludrof

Jeffrey A. Ludrof, President and Chief Executive Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.